

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 27, 2016

Suzanne Bettman
President
LSC Communications, Inc.
35 West Wacker Drive
Chicago, IL 60601

     Re: LSC Communications, Inc.
             Form 10-12B
             Filed March 31, 2016
             File No. 001-37729

Dear Ms. Bettman:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Information Statement

Summary Historical Combined Financial Data, page 13

Non-GAAP Measures, page 14

1.   Reference is made to your disclosure with respect to non-GAAP measures such as adjusted EBITDA, including your statement that they are an appropriate measure "for evaluating the Company's operating performance." Please be advised your current disclosure is overly general and does not comply with the disclosure requirements of Item 10(e)(1)(i)(C)-(D) of Regulation S-K. Your disclosure should provide the reason(s) as to how or why management believes the non-GAAP measure, adjusted EBITDA, is useful to investors for evaluating your financial condition and results of operations, rather than just a statement that the measure is useful. Please revise your disclosures to comply with Item 10(e) of Regulation S-K, accordingly.

Questions and Answers About the Separation and the Distribution, page 15

2. We note your statement on pages 17 and 27 that "RRD *expects* to dispose of any of the LSC common stock that it retains after the Distribution within the 12-month period following the Distribution" (emphasis added). Please expand to disclose whether, and if so during what applicable period, RRD is required to dispose of the shares of LSC that it retains, such as to preserve the tax-free status of the Separation.

3. We note your disclosure on page 80 that in connection with the Separation, RRD intends to raise debt at LSC and distribute the net proceeds to RRD and that to effect this redistribution, LSC currently expects to incur between $700 million to $1.0 billion of debt. Please revise this section to add a question and answer about whether LSC will incur any indebtedness in connection with the Separation and Distribution.

Risk Factors, page 20

We will incur substantial indebtedness in connection with the Separation, page 30

4. We note your disclosure in the first sentence that you will incur substantial indebtedness in connection with the Separation. Please revise to quantify the amount of such indebtedness so investors can appreciate the discussed risk.

Management's Discussion and Analysis of Financial Condition, page 62

Non-GAAP Measures, page 64

5. Please move your presentation and discussion of Non-GAAP Measures to follow your discussion of your results of operations which begins on page 71 as your current presentation appears to give undue prominence to the non-GAAP financial measure Adjusted EBITDA. Refer to the guidance outlined in Item 10(e)(1)(i)(A) of Regulation S-K.

Corporate Governance and Management, page 83

Our Directors Following the Separation, page 83

6. Please revise this section to discuss the specific experience, qualifications, attributes or skills of each of your directors that led to the conclusion that the person should serve as a director for the company. Refer to Item 401(e)(1) of Regulation S-K.

Financial Statements

Combined Statements of Cash Flows, page F-6

7. Please tell us the nature of the cash inflows that comprise the line item "other investing
    activities" of $24.1 million for 2015.

Notes to Combined Financial Statements

Note 1. Overview and Basis of Presentation

Basis of Presentation, page F-8

8. Reference is made to your disclosure with respect to the allocation of certain RRD
    expenses to LSC Communications on page F-9. Please disclose management's estimate
    of what the expenses would have been on a stand-alone basis, that is, the cost that would
    have been incurred had LSC Communications operated as an unaffiliated entity and
    would have varied materially from the basis used. Refer to Question 2 of SAB Topic
    1.B.1.

9. Please revise your related party disclosures to include the average balance due to or from
    related parties for each period for which an income statement is required. Refer to
    Question 4 of SAB Topic 1.B.1.

Note 3. Business Combinations

2014 Acquisition, page F-15

10. The last sentence on page F-15 states that you had tax deductible goodwill relating to the
    Esselte acquisition of $7.3 million. Given that you recorded a gain on the bargain
    purchase of Esselte as the fair value of the identifiable net assets acquired exceeded the
    purchase price, please explain the goodwill of $7.3 million in the transaction.

Pro Forma Results, page F-17

11. Please clarify for us the purpose of the table in the middle of page F-17 outlining two
    unaudited pro forma amounts for amortization of purchased intangibles and restructuring,
    impairment and other charges. As part of your response, please explain how the amounts
    in the table compare to the related amounts in the following table which outlines the pro
    forma adjustments affecting net earnings attributable to 2015 and 2014.

Suzanne Bettman
LSC Communications, Inc.
April 27, 2016
Page 4

Note 12. Retirement Plans

Multi-Employer Pension Plans, page F-32

12. We note from the top of page F-33 that in each year presented in the financial statements, you have withdrawn from several multi-employer pension plans. We further note that you participate in two multi-employer pension plans as a result of the acquisition of Courier. Please revise to clarify if the two Courier plans are the only remaining two multi-employer pension plans in which you participate. To the extent you participate in other multi-employer pension plans, please revise to provide the disclosures required by ASC 715-80-50.

General

13. We note that the information statement contains a large number of blanks and references that certain information will be provided by amendment. Please fill in these blanks with your next amendment and include the missing information or tell us when you intend to do so. We also note that you intend to file several exhibits in a subsequent amendment to the registration statement. Please allow sufficient time for staff review as we may have comments upon review of the exhibits and disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: James M. Shea, Jr.
        Sullivan & Cromwell LLP